February 27, 2007

BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc.
Amendment No. 5 to Registration Statement on Form S-l, filed February 1, 2007
File No. 333-135133
Dear Mr. Riedler:
     On behalf of Sucampo Pharmaceuticals, Inc. (“Sucampo” or the “Company”), this letter responds to the comments in your letter dated February 14, 2007 to Sachiko Kuno, the President and Chair of the Board of Directors of Sucampo, regarding the filing of Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). As discussed with Ms. Barros, we are submitting for your review proposed revised versions of the Executive Compensation and Certain Transactions and Related Party Transactions sections of the Registration Statement in response to your comments. We have marked those sections in the attachment to indicate changes from those sections as included in Amendment No. 5 to the Registration Statement.
Executive Compensation, page 102
Compensation Discussion and Analysis, page 102
1.	Please expand this section to discuss how each compensation element and the company’s decisions regarding that element affect decisions regarding other elements. See Item 402(b)(10)(vi) of Regulation S-K.
RESPONSE:
The Company has included proposed additional disclosure beginning on page 100 and on page 108 of the attachment in response to this comment.

U.S. Securities and Exchange Commission
February 27, 2007

2.	Please expand this section to specifically discuss how corporate performance and individual performance are taken into account in making compensation decisions. You should discuss what specific items of corporate performance are taken into account in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these items of the company’s performance. Further, you should also discuss how specific forms of compensation are structured and implemented to reflect the executive officer’s individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2) of Regulation S-K.
RESPONSE:
The Company has included proposed additional disclosure beginning on page 101 of the attachment in response to this comment.
Certain Relationships and Related Party Transactions, page 116
3.	Please expand your disclosure to describe the company’s policies and procedures for related party transactions as required by Item 404(b) of Regulation S-K. In the alternative, provide us an explanation of why the company is not required to provide this disclosure.
RESPONSE:
The Company has included proposed additional disclosure beginning on page 120 of the attachment in response to this comment.
* * * * *
As requested by the staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities and Exchange Commission
February 27, 2007

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions or comments on the application, please contact either me at (202) 663-6224 or Bryant Morris at (202) 663-6058.
Respectfully,
/s/ Brent B. Siler
Brent B. Siler

cc:	Ms. Sonia Barros
Ms. Christine Allen
Mr. Kevin Woody
Securities and Exchange Commission
Sachiko Kuno, Ph.D
Mr. Ronald W. Kaiser
Jeffrey D. Karpf, Esq.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Executive Compensation Process

Our executive compensation program for 2006 was implemented while we were a private company. Accordingly, our compensation program, as well as the policies and practices we used to develop and approve that program, reflected less formality than we would expect after we become a public company. Drs. Kuno and Ueno, our senior executives and principal stockholders, have historically taken the lead in shaping our executive compensation program.

In connection with structuring our 2007 compensation program, our compensation committee is currently conducting a comprehensive review of our executive compensation practices. The compensation committee is evaluating a variety of matters in this review, including:

•	our overall compensation philosophy,

•	the appropriate elements of executive compensation and the allocation of compensation among those elements,

•	our overall compensation levels,

•	the structure of our incentive compensation,

•	how our compensation program compares to that of similar companies, and

•	our procedures for designing, approving and evaluating the compensation program.

As a result of this review by our compensation committee, our executive compensation program for 2007 might reflect significant changes in structure and philosophy as compared to our historic compensation practices.

Overview of Our Compensation Program

The primary goal of our executive compensation program has been to provide compensation levels sufficient to retain our existing executives and, when necessary, to attract new executives. A further goal of our executive compensation program is to reward, on an annual basis, individual performance that promotes the success of our company and to provide longer-term incentives that align the financial interests of our executives with the long-term performance of our company.

The key elements of our executive compensation program have been:

•	cash compensation in the form of salary,

•
eligibility for an annual discretionary cash bonus,

•	equity incentives in the form of stock options, and

•	employee benefits, such as 401(k) plan matching payments and health and life insurance.

We believe that each of these elements, and all the elements together, must be competitive in order to meet our principal objective of attracting and retaining our executives. Potential employees and existing employees will compare the overall compensation package available at our company to the compensation package offered by other potential employers as they decide whether to join us in the first place and whether to stay with us after they do join. Accordingly, we have attempted to maintain our overall compensation package at levels sufficient to retain our current executives and attract new ones.

We have not currently adopted any formal or informal policy for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. We view each of the elements of our compensation program as related but distinct. Our decisions about each individual element do not necessarily affect the decisions we make about other elements. For example, we do not believe that significant compensation derived from one element of compensation should necessarily negate or reduce compensation from other elements.

We provide a portion of our executive compensation in the form of incentive compensation that rewards executives for both short-term and long-term contributions. Short-term incentive compensation has historically taken the form of eligibility for annual discretionary cash bonus payments. Long-term incentives have taken the form of stock option grants, which are designed to reward executives for the longer term success of our company as reflected in appreciation of our stock value.

Drs. Kuno and Ueno, our two most senior executives, are founders of our company and together hold a significant majority of our common stock. Accordingly, we believe that the retention and long-term incentives of Drs. Kuno and Ueno derive more from their equity ownership than from their annual or incentive compensation.

2006 Salary Levels

Initial 2006 salary levels for our executives who continued with our company from 2005 were based largely on their salaries from the prior year. In March 2006, we increased the salaries of some of our executives in an effort to reflect more closely their levels of responsibility. In particular, we increased Mr. Fackler’s salary from $190,000 to $220,000 and Ms. Morris’ salary from $118,700 to $138,000. The amounts of these increases were determined by Drs. Kuno and Ueno after informal consultation with our compensation committee. Ms. Morris’ salary was increased again to $160,000 in April 2006, reflecting her promotion to chief financial officer. This increase was recommended by Drs. Kuno and Ueno and approved by our compensation committee.

In June 2006, in anticipation of this offering, we entered into employment agreements with our executive officers, including Drs. Kuno and Ueno. At that time, the base salary for Dr. Kuno was increased from $304,800 to $380,000 to reflect her increased responsibilities as we prepared to be a public company. The salary levels of the other executives were maintained substantially at their existing levels. The base salary levels for all of our executives were approved by our compensation committee at this time, based on the recommendations of Drs. Kuno and Ueno. In connection with its approval of the salaries of Drs. Kuno and Ueno, the compensation committee reviewed data collected at its request by one of our outside law firms. This data focused on the compensation levels for the two most senior executives at each of several public companies in the biotech, pharmaceutical and life sciences fields. In most cases, this data covered the chief executive officer of the applicable company, while the second executive varied among a range of other positions, such as chief operating officer, chief scientific or medical officer, or head of research and development. The committee utilized this data to confirm that the salary and other elements of compensation for Drs. Kuno and Ueno, when viewed as a package, were not out of line generally with the overall compensation packages paid to the two most senior executives in those companies. We have not otherwise benchmarked our executive compensation levels to those of other comparable companies.

The salary level for Dr. Dolecek, who was hired as an executive during 2006, was negotiated with him by Drs. Kuno and Ueno at the time of his hire and was approved by the compensation committee based on their recommendation. Among the factors considered in determining the proposed base salary for Dr. Dolecek was Dr. Dolecek’s desire to have a flexible work schedule reflecting less than a full-time work week. In February 2007, the compensation committee approved a 15% increase in Dr. Dolecek’s salary to reflect that he now works full time.

2006 Annual Cash Bonuses

In February 2007, our compensation committee approved cash bonuses for our executive officers relating to their performance in 2006. We had not previously established any specific individual performance goals for any of our executive officers, including Drs. Kuno and Ueno, in order for them to achieve a bonus for 2006. Although we had communicated overall company goals to our executives in early 2006, we had not directly tied their bonus opportunities to the achievement of particular company goals. Accordingly, the actual bonuses paid to our executive officers were determined entirely at the discretion of the compensation committee based on its subjective assessment of the overall performance of each executive and his or her contribution to the achievement of the overall company goals, as described more fully below. The compensation committee also took into consideration a proposal by Dr. Kuno, made in consultation with Dr. Ueno and Mr. Kaiser, about individual bonuses for each executive.

For each executive, a target bonus was established based on a percentage of base salary. This percentage was 50% in the case of Drs. Kuno and Ueno, consistent with their employment agreements, and 25% for the other executives. In each case, 70% of this target was allocated to the achievement of overall company goals for 2006 and 30% was allocated to individual performance. The company goals for 2006 included the FDA approval of AMITIZA, the successful commercial launch of AMITIZA, the filing of the registration statement for this offering, significant progress toward the completion of our Phase III clinical trials of AMITIZA for the treatment of irritable bowel syndrome with constipation and the completion of this offering. Because all but the last of these corporate goals were achieved, the compensation committee determined to award 80% of the portion of the target bonus allocated to achievement of corporate goals. The committee’s assessment of individual performance was subjective in each case, focusing principally on the individual’s contribution to the corporate goals described above, and resulted in the award of between 100% and 120% of the portion of the target bonus allocated to individual performance. In addition, the committee awarded an additional bonus amount to some of the executives, ranging between 1.0 and 1.5 months of base salary, based on performance the committee felt reflected special dedication and effort by the executive on behalf of our company.

Overall, these discretionary bonuses averaged 39.9% of the base salary for all the executive officers named in our Summary Compensation Table below, 43.0% for Drs. Kuno and Ueno together, and 35.7% for the other named executive officers together.

One-Time Bonuses

In January 2006, the board of directors approved a special one-time cash bonus for all employees of our company, to be paid upon the receipt of FDA approval for AMITIZA to treat chronic idiopathic constipation. The particular bonus for each employee was calculated in an amount between 5% and 10% of base salary, depending upon the length of service of the employee. We received the FDA approval, and the bonuses were paid, in February 2006. Each of our executive officers at the time of the bonus payment, including Drs. Kuno and Ueno, received their portion of the bonus calculated in this fashion.

All of our executives, except Drs. Kuno and Ueno, were paid $1,000 in June 2006 in consideration for executing new employment agreements with additional restrictive covenants in favor of our company.

2006 Stock Option Grants

Our board of directors approved a broad-based grant of incentive stock options to most of our employees on May 1, 2006. Each of our executive officers at the time, including Drs. Kuno and Ueno, received options in this grant. The amount of options to be granted to each employee was proposed by Dr. Kuno, then our chief executive officer, and was based on a variety of factors, including length of service, salary level and individual performance. The exercise price of these stock options, $85.00 per share for employees other than Drs. Kuno and Ueno, was based on a valuation of our class A common stock performed by an independent valuation firm and was consistent with the price at which we had recently sold shares of our class A common stock to investors. The exercise price of the options granted to Drs. Kuno and Ueno was $93.50 per share, or 110% of fair market value. This higher exercise price for Drs. Kuno and Ueno was required by tax regulations as a condition to granting incentive stock options to them in light of their significant stock holdings in our company. These options were granted under our 2001 stock incentive plan. Prior to this grant, the only grants of stock options we had made to executives were to Drs. Kuno and Ueno.

We believe that the equity incentive portion of our executive compensation package is relatively small compared to other companies we consider comparable to our company. We have historically utilized equity incentive compensation sparingly, and this was true again in 2006. The appropriate levels of equity incentive compensation for our executives is one of the matters being reviewed by our compensation committee in connection with developing our 2007 compensation program.

Our employment agreements with Drs. Kuno and Ueno provide that they will not become eligible for additional stock options or other equity incentive awards until they collectively own less than 50% of our total equity. This limitation reflects the belief of our compensation committee that the current equity holdings of Drs. Kuno and Ueno provide them with significant long-term incentives that are tied to the appreciation of our common stock and that, accordingly, additional equity-based incentives would not provide materially better alignment between their interests as executives and the interests of our stockholders.

We currently do not have any policy or practice of granting, or not granting, equity compensation on specified dates. Because we have been a private company, we have not coordinated the timing of equity awards with the release or withholding of material non-public information.

We do not have any equity ownership guidelines for our executive officers.

2006 Employee Benefits

Each executive has the opportunity to participate in our 401(k) plan, which provided a 50% match on every dollar contributed by any participating employee up to 10% of his or her compensation in 2006. In addition, every executive has the opportunity to select insurance coverage at the same cost as every other employee, including health and life insurance. We pay the premiums for the life insurance benefit for each executive, subject to a specified maximum amount of coverage, and 70% of the premiums for the health insurance benefit. We also pay for parking at our headquarters facility for each of our executives. Dr. Kuno’s employment agreement requires us to provide her with additional life insurance, for which the premium in 2006 was $24,750.

Severance and Change of Control Benefits

Pursuant to the employment agreements we entered into with our named executive officers in June 2006, each is entitled to specified benefits in the event of a change of control of our company or the termination of the employment of the executive under specified circumstances. We have provided estimates of the value of these severance and change of control benefits under various circumstances under “— Potential Payments upon Termination or Change of Control” below. For more information about these agreements and a summary of severance and change of control benefits of Mr. Kaiser, who joined us as chief financial officer in January 2007, see “— Employment Agreements”.

Summary Compensation

The following table sets forth the total compensation earned for the year ended December 31, 2006 by our chief executive officer, our former chief executive officer, our chief financial officer and our three other most highly compensated executive officers for the year ended December 31, 2006. We refer to these officers as our named executive officers.

Summary Compensation Table

				All Other
	Salary	Bonus	Option Awards	Compensation		Total
Name and Principal Position	($)	($)(1)	($)(2)	($)		($)

Ryuji Ueno, M.D., Ph.D., Ph.D.	452,132	238,500	379,353	12,144	(3)	1,082,129
Chief Executive Officer, Chief Scientific Officer and Director
Sachiko Kuno, Ph.D.	341,440	193,400	474,192	28,050	(5)	1,037,082
President and Chair of the Board of Directors, former chief executive officer(4)
Mariam E. Morris	150,217	66,270	359,867	14,389	(7)	590,743
Chief Accounting Officer(6)
Brad E. Fackler	214,891	76,058	296,373	22,398	(8)	609,720
Executive Vice President of Commercial Operations
Gayle R. Dolecek	85,673	31,743	185,233	3,151	(10)	305,800
Senior Vice President of Research and Development(9)
Kei S. Tolliver	112,465	44,762	244,658	4,939	(11)	406,824
Vice President of Business Development and Company Operations

(1)	The amounts shown in this column represent a one-time special bonus paid to all employees in connection with the FDA approval of AMITIZA ($45,000 for Dr. Ueno, $30,000 for Dr. Kuno, $11,870 for Ms. Morris, $7,125 for Mr. Fackler and $11,100 for Ms. Tolliver) and annual discretionary bonuses awarded in February 2007 for 2006 performance.

(2)	The assumptions used in valuing the options we granted during 2006 are described under the caption “Employee Stock-Based Compensation” in note 3 to our consolidated financial statements included in this prospectus. This column reflects the amount we recorded under FAS 123R as stock-based compensation in our financial statements for 2006 in connection with these options. Unlike the amount reflected in our consolidated financial statements, however, this amount does not reflect any estimate of forfeitures related to service-based vesting. Instead, it assumes that the executive will perform the requisite service to vest in the award.

(3)	Represents $972 in life and disability insurance premiums, $8,652 in health insurance premiums and $2,520 in reimbursement of parking expenses.

(4)	Dr. Kuno served as our Chief Executive Officer until September 2006.

(5)	Represents $25,530 in life and disability insurance premiums and $2,520 in reimbursement of parking expenses.

(6)	Ms. Morris served as our Chief Financial Officer until January 1, 2007. On January 2, 2007, we entered into an employment agreement with our new chief financial officer, Ronald W. Kaiser, whose compensation and benefits are described below under “— Employment Agreements”.

(7)	Represents $7,500 in matching contributions under our 401(k) plan, $703 in life and disability insurance premiums, $3,926 in health insurance premiums, $1,260 in reimbursement of parking expenses and $1,000 in consideration of signing an employment agreement with us.

(8)	Represents $10,000 in matching contributions under our 401(k) plan, $780 in life and disability insurance premiums, $4,791 in health insurance premiums, $1,260 in reimbursement of parking expenses, $4,567 in housing expenses and $1,000 in consideration of signing an employment agreement with us.

(9)	Dr. Dolecek joined our company in May 2006.

(10)	Represents $1,038 in matching contributions under our 401(k) plan, $273 in life and disability insurance premiums, $840 in reimbursement of parking expenses and $1,000 in consideration of signing an employment agreement with us.

(11)	Represents $2,089 in matching contributions under our 401(k) plan, $590 in life and disability insurance premiums, $1,260 in reimbursement of parking expenses and $1,000 in consideration of signing an employment agreement with us.

For more information about the employment agreements between our company and our executive officers, see “ — Employment Agreements”.

Supplemental Information Regarding Option Grants

The following table sets forth additional information regarding the options we granted to our named executive officers in the year ended December 31, 2006. All of these options were granted under our 2001 stock incentive plan.

2006 Grants of Plan-Based Awards

		Number of Shares of
		Class A Common			Grant Date Fair
		Stock Underlying		Exercise Price of	Value of Option
		Option Awards		Option Awards	Awards
Name	Grant Date	(#)		($/Share)(1)	($)(2)

Ryuji Ueno, M.D., Ph.D., Ph.D.	May 1, 2006	8,000	(3)	93.50	413,840
Sachiko Kuno, Ph.D.	May 1, 2006	10,000	(3)	93.50	517,300
Mariam E. Morris	May 1, 2006	8,000	(4)	85.00	431,840
Brad E. Fackler	May 1, 2006	8,000	(5)	85.00	444,560
Gayle R. Dolecek	May 1, 2006	5,000	(5)	85.00	277,850
Kei S. Tolliver	May 1, 2006	5,000	(3)	85.00	266,900

(1)	The exercise price of these options was equal to the fair market value of our class A common stock, or 110% of fair market value in the case of options granted to Drs. Kuno and Ueno, as valued by our board of directors on the date of grant. Our class A common stock was not publicly traded in 2006 and accordingly no actual closing price for that stock on the grant date is available.

(2)	The assumptions used in valuing the options we granted during 2006 are described under the caption “Employee Stock-Based Compensation” in note 3 to our consolidated financial statements included in this prospectus. This column reflects the full amount we will record under FAS 123R as stock-based compensation in our financial statements in connection with these options over the entire term of the options. Unlike the amount reflected in our consolidated financial statements, however, this amount does not reflect any estimate of forfeitures related to service-based vesting. Instead, it assumes that the executive will perform the requisite service to vest in the award.

(3)	These options vest 75% on May 1, 2006 and 25% on May 1, 2007.

(4)	These options vest in two equal annual installments beginning on May 1, 2006.

(5)	These options vest 50% on May 1 2006, 25% on May 1, 2007 and 25% on May 1, 2008.

Outstanding Equity Awards; Option Exercises and Stock Vesting

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2006. All of these options were granted under our 2001 stock incentive plan. Our named executive officers did not hold restricted stock or other stock awards at the end of 2006. Our named executive officers did not exercise any options in 2006 and they did not have any stock awards that vested in 2006.

Outstanding Equity Awards at 2006 Fiscal Year-End

	Number of Shares of Class A Common Stock Underlying Unexercised Options				Option Exercise
	Exercisable		Unexercisable		Price	Option
Name	(#)		(#)		($)	Expiration Date

Ryuji Ueno, M.D., Ph.D., Ph.D.	51,000		—		1.86	Feb. 15, 2011
	11,000		—		25.15	Mar. 13, 2012
	6,000		2,000	(1)	93.50	May 1, 2016
Sachiko Kuno, Ph.D.	17,000		—		1.86	Feb. 15, 2011
	5,000		—		25.15	Mar. 13, 2012
	7,500		2,500	(1)	93.50	May 1, 2016
Mariam E. Morris	4,000		4,000	(1)	85.00	May 1, 2016
Brad E. Fackler	4,000		4,000	(2)	85.00	May 1, 2016
Gayle R. Dolecek	15,000	(3)	—		49.75	Aug. 9, 2015
	2,500		2,500	(2)	85.00	May 1, 2016
Kei S. Tolliver	3,750		1,250	(1)	85.00	May 1, 2016

(1)	These options vest on May 1, 2007.

(2)	These options vest 50% on May 1, 2007 and 50% on May 1, 2008.

(3)	This option was originally granted to Dr. Dolecek in his capacity as a consultant to our company, prior to the time he became an employee.

Potential Payments upon Termination or Change of Control

Our named executive officers are entitled to specified benefits in the event of the sale or merger of our company or the termination of their employment under some circumstances:

•	In the event our company is acquired, is the non-surviving party in a merger, or sells all or substantially all of its assets, or in the event of the death of the executive, all then unvested restricted stock and stock options issued to him or her shall immediately vest.

•	Upon termination or non-renewal by us of the executive’s employment without cause or upon the disability of the executive, or upon termination by the executive for specified good reasons, including diminution of authority and duties, the executive will be entitled to receive a lump sum severance payment equal to a specified number of months of current base salary and to receive reimbursement for the cost of continued health insurance coverage for a specified period of months. In these circumstances, Drs. Kuno and Ueno will be entitled to receive a lump sum severance payment equal to 24 months of base salary and to receive reimbursement for the cost of continued health insurance coverage for a period of 18 months after termination. Our other executives will be entitled to receive a lump sum severance payment equal to two months of base salary and to receive reimbursement for the cost of continued health insurance coverage for a period of two months after termination.

•	If the executive is terminated other than for cause within 18 months after a change in control of our company, he or she will be entitled to receive a lump sum severance payment equal to a specified number of months of current base salary. The specified number of months is 48 for Drs. Kuno and Ueno and four for our other executives.

The payment of severance benefits to an executive is, in all cases, conditioned upon our receipt of a release of claims from the executive.

Potential Benefits upon Sale of our Company or Executive’s Death.  The following table sets forth an estimate of the benefits that would have accrued to each of our named executive officers assuming that our company was acquired, was the non-surviving party in a merger or sold all or substantially all of its assets, or upon the death of the executive, in each case assuming that the applicable triggering event occurred as of December 31, 2006.

	Option Shares as
	to Which Vesting	Value of Option
Name	Accelerated(1)	Acceleration(2)

Ryuji Ueno, M.D., Ph.D., Ph.D.	2,000	$
Sachiko Kuno, Ph.D.	2,500
Mariam E. Morris	4,000
Brad E. Fackler	4,000
Gayle R. Dolecek	2,500
Kei S. Tolliver	1,250

(1)	Reflects shares as to which options are unvested at December 31, 2006.

(2)	Based on the number of shares as to which options are unvested at December 31, 2006 multiplied by the difference between $ , the mid-point of the range set forth on the cover of this prospectus, and the per-share exercise price of each option.

Potential Benefits upon Termination Without Cause, Upon Disability or With Good Reason.  The following table sets forth an estimate of the benefits that would have accrued to each of our named executive officers assuming that we had terminated the executive’s employment without cause, other than within 18 months after a change of control as discussed in the following table, or upon the disability of the executive, or the executive terminated his or her employment with good reason, in each case assuming that the applicable triggering event occurred as of December 31, 2006.

	Lump Sum
	Severance	Value of Benefit
Name	Payment(1)	Continuation(2)

Ryuji Ueno, M.D., Ph.D., Ph.D.	$900,000	$12,978
Sachiko Kuno, Ph.D.	760,000	—
Mariam E. Morris	26,667	654
Brad E. Fackler	36,667	799
Gayle R. Dolecek	22,500	—
Kei S. Tolliver	18,805	—

(1)	Represents 24 months of salary for Drs. Ueno and Kuno and two months of salary for others, based on salary in effect as of December 31, 2006.

(2)	Represents reimbursement of premiums to continue health insurance coverage for 18 months for Dr. Ueno and for two months for others who currently participate in our health insurance plan, based on premiums in effect as of December 31, 2006.

Potential Benefits upon Termination Without Cause Following a Change of Control.  The following table sets forth an estimate of the benefits that would have accrued to each of our named executive officers assuming that we, or a successor to our company, had terminated the executive’s employment without cause as of December 31, 2006 and that such termination had occurred within 18 months after a change of control of our company.

	Lump Sum
	Severance	Value of Benefit
Name	Payment(1)	Continuation(2)

Ryuji Ueno, M.D., Ph.D., Ph.D.	$1,800,000	$12,978
Sachiko Kuno, Ph.D.	1,520,000	—
Mariam E. Morris	53,333	654
Brad E. Fackler	73,333	799
Gayle R. Dolecek	45,000	—
Kei S. Tolliver	37,611	—

(1)	Represents 48 months of salary for Drs. Ueno and Kuno and four months of salary for others, based on salary in effect as of December 31, 2006.

(2)	Represents reimbursement of premiums to continue health insurance coverage for 18 months for Dr. Ueno and for two months for others who currently participate in our health insurance plan, based on premiums in effect as of December 31, 2006.

Director Compensation

In June 2006, our board of directors approved a compensation program pursuant to which we pay each of our directors who is not an employee of, or a spouse of an employee of, our company, whom we refer to as our non-employee directors, an annual retainer of $60,000 for service as a director. Each non-employee director also receives a fee of $1,000 for each meeting of the full board of directors or any committee of the board of directors attended by such non-employee director. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. Effective January 2007, we will also pay an annual retainer of $5,000 to the chair of the audit committee, $3,000 to the chairs of each of the compensation committee and the nominating and corporate governance committee and $10,000 to the lead independent director. In establishing the levels of cash compensation included in our director compensation program, our board of directors took into consideration the absence of any equity element of that program. As part of the comprehensive review of our overall executive compensation program being conducted by our compensation committee, it is possible that we may determine to modify our director compensation program after this offering.

The following table sets information regarding the compensation of our directors in the year ended December 31, 2006. Our named executive officers who also served as directors are not included in this table and were not separately compensated for their service as directors. Our directors received compensation only in the form of cash fees and held no stock options or other stock awards at year end.

2006 Director Compensation

	Fees Earned or Paid in Cash	Total
Name	($)	($)

Michael J. Jeffries	100,000	100,000
Timothy I. Maudlin(1)	30,000	30,000
Hidetoshi Mine	93,000	93,000
V. Sue Molina(1)	34,000	34,000
George M. Lasezkay(2)	38,000	38,000
Myra L. Patchen(2)	10,000	10,000
Gregory D. Perry(3)	32,000	32,000

(1)	Mr. Maudlin and Ms. Molina joined our board of directors in September 2006.

(2)	Mr. Lasezkay and Ms. Patchen served as directors through May 2006.

(3)	Mr. Perry served as a director from May 2006 to September 2006.

Employment Agreements

Dr. Sachiko Kuno.  Pursuant to an employment agreement effective June 16, 2006, we agreed to continue to employ Dr. Kuno as our Chief Executive Officer and President for a term of three years. In October 2006, we amended this agreement to provide that Dr. Kuno would be employed as President and Chair of the Board of Directors. This agreement renews automatically each year for a period of one year unless earlier terminated by Dr. Kuno or us. Under this agreement, Dr. Kuno is entitled to receive an annual base salary of $380,000, to be reviewed annually by our compensation committee and our board of directors and increased, but not decreased unless agreed by Dr. Kuno and us. Dr. Kuno is also eligible for an annual bonus of up to 50% of her base salary as determined by our independent directors based on the compensation committee’s assessment of Dr. Kuno’s achievement of annual corporate objectives. In addition, Dr. Kuno is entitled to receive, at the discretion of our compensation committee, restricted stock grants, options to purchase shares of our class A common stock and other awards pursuant to our 2006 stock incentive plan once Dr. Kuno and Dr. Ueno own collectively less than 50% of our total equity, and also is eligible to participate in all employee benefit plans offered to other employees. In the event our company is acquired, is the non-surviving party in a merger, or sells all or substantially all of its assets, or in the event of the death of Dr. Kuno, all restricted stock and stock options issued to Dr. Kuno shall immediately vest. Upon termination or non-renewal by us of Dr. Kuno’s employment without cause or upon the disability of Dr. Kuno, or upon termination by Dr. Kuno for specified good reasons, including diminution of authority and duties, Dr. Kuno will be entitled to receive a lump sum severance payment equal to 24 months of current base salary and to receive reimbursement for the cost of continued health insurance coverage for a period of 18 months after termination. If Dr. Kuno is terminated other than for cause within 18 months of a change of control of our company, she will be entitled to receive a lump sum severance payment equal to 48 months of current base salary. Under this agreement, Dr. Kuno has assigned to us all inventions conceived or reduced to practice during the term of her employment that make use of confidential information or trade secrets or which relate to our actual or anticipated research and development.

Dr. Ryuji Ueno.  Pursuant to an employment agreement effective June 16, 2006, we agreed to continue to employ Dr. Ueno as our Chief Operating Officer and Chief Scientific Officer for a term of three years. In October 2006, we amended this agreement to provide that Dr. Ueno would be employed as Chief Executive Officer and Chief Scientific Officer. This agreement renews automatically each year for a period of one year unless earlier terminated by Dr. Ueno or us. Under this agreement, Dr. Ueno is entitled to receive an annual base salary of $450,000, to be reviewed annually by our compensation committee and our board of directors and increased, but not decreased unless agreed by Dr. Ueno and us. Dr. Ueno is also eligible for an annual bonus of up to 50% of his base salary as determined by our independent directors based on the compensation committee’s assessment of Dr. Ueno’s achievement of annual corporate objectives. In addition, Dr. Ueno is entitled to receive, at the discretion of our compensation committee, restricted stock grants, options to purchase shares of our class A common stock and other awards pursuant to our 2006 stock incentive plan once Dr. Ueno and Dr. Kuno own collectively less than 50% of our total equity, and also is eligible to participate in all employee benefit plans offered to other employees. In the event our company is acquired, is the non-surviving party in a merger, or sells all or substantially all of its assets, or in the event of the death of Dr. Ueno, all restricted stock and stock options issued to Dr. Ueno shall immediately vest. Upon termination or non-renewal by us of Dr. Ueno’s employment without cause or upon the disability of Dr. Ueno, or upon termination by Dr. Ueno for specified good reasons, including diminution of authority and duties, Dr. Ueno will be entitled to receive a lump sum severance payment equal to 24 months of current base salary and to receive reimbursement for the cost of continued health insurance coverage for a period of 18 months after termination. If Dr. Ueno is terminated other than for cause within 18 months of a change of control of our company, Dr. Ueno will be entitled to receive a lump sum severance payment equal to 48 months of current base salary. Under this agreement, Dr. Ueno has assigned to us all inventions conceived or reduced to practice during the term of his employment that make use of confidential information or trade secrets or which relate to our actual or anticipated research and development.

Ronald W. Kaiser.  Pursuant to an employment agreement effective January 2, 2007, we agreed to employ Ronald W. Kaiser as our Chief Financial Officer for a term of two years. This agreement renews automatically each year for a period of one year unless earlier terminated by Mr. Kaiser or us. Under this agreement, Mr. Kaiser is entitled to receive an annual base salary of $200,000, to be reviewed annually by our compensation committee and our board of directors, but not to be decreased unless agreed by Mr. Kaiser and us. Mr. Kaiser also is eligible for a signing bonus of $100,000, 50% of which was payable on the date of the agreement and 50% of which will be payable in July 2007, and an annual bonus of up to 25% of his base salary as determined by our compensation committee based on his contribution to our company’s success. In addition, Mr. Kaiser is eligible to participate in all employee benefit plans offered to other employees. The agreement provides that Mr. Kaiser will ordinarily work four days per week for us, but will devote such additional time as may be required to meet the particular demands of his position. Upon termination or non-renewal by us of Mr. Kaiser’s employment without cause or upon the disability of Mr. Kaiser, or upon termination by Mr. Kaiser for specified good reasons, including diminution of authority and duties, Mr. Kaiser will be entitled to receive a lump sum severance payment equal to six months of current base salary, if termination occurs within the first 12 months of employment, or 12 months of current base salary, if termination occurs thereafter. In addition, Mr. Kaiser will be entitled to receive reimbursement for the cost of continued health insurance coverage for a period corresponding to the six- or 12-month period used to determined his lump sum severance payment. If Mr. Kaiser is terminated other than for cause within 18 months after a change of control of our company, he will be entitled to receive a lump sum severance payment equal to twice the amount of the severance payment to which he would otherwise be entitled. Under this agreement, Mr. Kaiser has assigned to us all inventions conceived or reduced to practice during the term of his employment that make use of confidential information or trade secrets or which relate to our actual or anticipated research and development.

Other Executive Employment Agreements.  We also have entered into employment agreements with certain of our executive officers. Under an employment agreement with Mariam E. Morris, effective June 16, 2006, we agreed to employ Ms. Morris as our Chief Financial Officer and Treasurer at an annual base salary of $160,000. Under an employment agreement with Brad E. Fackler, effective June 16, 2006, we agreed to employ Mr. Fackler as our Executive Vice President of Commercial Operations at an annual base salary of $220,000. Under an employment agreement with Gayle R. Dolecek, effective June 16, 2006, we agreed to employ Dr. Dolecek as our Senior Vice President of Research and Development at an annual base salary of $135,000. Under an employment agreement with Kei S. Tolliver, effective June 16, 2006, we agreed to employ Ms. Tolliver as our Vice President of Business Development and Company Operations and Secretary at an annual base salary of $112,832. Under an employment agreement with Charles S. Hrushka, effective June 16, 2006, we agreed to employ Mr. Hrushka as our Vice President of Marketing at an annual base salary of $165,000.

Each of these agreements has a term of two years, and renews automatically each year for a period of one year unless earlier terminated by the executive or us. Annual salaries under the agreements are to be reviewed annually by our compensation committee and our board of directors and increased, but not decreased unless agreed by the executive and us. Pursuant to these agreements, each executive is also eligible for an annual bonus as determined by our compensation committee based on his or her contribution to our company’s success. The agreements also provide for eligibility to receive, at the discretion of our compensation committee, restricted stock grants, options to purchase shares of our class A common stock and other awards pursuant to our 2006 stock incentive plan, and eligibility to participate in all employee benefit plans offered to other employees. In the event our company is acquired, is the non-surviving party in a merger, or sells all or substantially all of its assets, or in the event of the death of the executive, all restricted stock and stock options issued to the executive shall immediately vest. Upon termination or non-renewal by us of employment without cause or upon the disability of the executive, or upon termination by the executive for specified good reasons, including diminution of authority and duties, the executive will be entitled to receive a lump sum severance payment equal to two months of current base salary and to receive reimbursement for the cost of continued health insurance coverage for a period of two months after termination. If the executive is terminated other than for cause within 18 months of a change of control of our company, he or she will be entitled to receive a lump sum severance payment equal to four months of current base salary. Under these agreements, each executive has assigned to us all inventions conceived or reduced to practice during the term of his or her employment that make use of confidential information or trade secrets or which relate to our actual or anticipated research and development.

Stock Option and Other Compensation Plans

2001 Stock Incentive Plan

Our 2001 stock incentive plan, as amended and restated from time to time, was initially adopted by our board of directors and approved by our stockholders in February 2001. The plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock and other stock-based awards. A maximum of 1,000,000 shares of class A common stock are authorized for issuance under our 2001 plan.

As of December 31, 2006, there were options to purchase 225,200 shares of class A common stock outstanding under the 2001 plan and options to purchase 2,000 shares of class A common stock had been exercised. After the effective date of the 2006 stock plan described below, we will make no further stock option or other equity grants under the 2001 plan.

In accordance with the terms of the 2001 plan, our board of directors has authorized a committee of our board to administer the plan. In accordance with the provisions of the plan, our board or such committee will select the recipients of awards and determine:

•	the number of shares of class A common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the method of payment of the exercise price; and

•	the number of shares of class A common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards.

Except as our board of directors or any committee to which the board of directors delegates authority may otherwise determine or provide in an award, awards shall not be transferred by the person to whom they are granted, except by the laws of descent and distribution, except that our board or such committee may authorize a participant to transfer options, other than incentive stock options, or designate a beneficiary to exercise the rights of the participant on the death of the participant. Each award shall be exercisable during the life of the participant only by the participant or by the participant’s legal representative, if permissible under applicable law.

Upon a merger or other reorganization event, our board of directors or any committee to which the board of directors delegates authority, may adjust the 2001 plan and any outstanding options to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan as either our board or the committee deems equitable. Such adjustments may include, where appropriate, changes in the number and type of shares subject to the plan and the number and type of shares subject to outstanding awards.

2006 Stock Incentive Plan

Our 2006 stock incentive plan was adopted by our board of directors on June 5, 2006 and approved by our stockholders on September 5, 2006. The 2006 plan will become effective on the date that the registration statement of which this prospectus forms a part is declared effective. The 2006 plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, restricted stock units and other stock-based awards. Upon effectiveness, 1,000,000 shares of class A common stock will be reserved for issuance under the 2006 plan.

In addition, the 2006 plan contains an “evergreen provision” which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2007 and ending on the second day of fiscal year 2016. The annual increase in the number of shares shall be equal to the lower of:

•	5% of the number of shares of class A and class B common stock outstanding on the first day of the fiscal year; or

•	an amount determined by our board of directors.

In accordance with the terms of the 2006 plan, our board of directors has authorized our compensation committee to administer the plan. In accordance with the provisions of the plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of class A common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the method of payment of the exercise price; and

•	the number of shares of class A common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards.

The maximum number of shares of class A common stock with respect to which awards may be granted to any participant under the plan during any calendar year is 500,000 shares.

The maximum term of an option may not exceed ten years. Except as our board of directors or any committee to which the board of directors delegates authority may otherwise determine or provide in an award, awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order, and, during the life of the participant, shall be exercisable only by the participant.

Upon a merger or other reorganization event, our board of directors or any committee to which the board of directors delegates authority, may, in its sole discretion, take any one or more of the following actions pursuant to our 2006 plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a merger pursuant to which holders of our class A common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our class A common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding awards, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

2006 Employee Stock Purchase Plan

Our 2006 employee stock purchase plan was adopted by our board of directors on June 5, 2006 and approved by our stockholders on September 5, 2006. The purchase plan will become effective on the date that the registration statement of which this prospectus forms a part is declared effective. Upon effectiveness, 500,000 shares of class A common stock will be reserved for issuance to participating employees under the purchase plan.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least three months prior to enrolling in the purchase plan, and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, will be eligible to participate in the purchase plan. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own 5% or more of the total combined voting power or value of our common stock will not be eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each January 1, April 1, July 1 and October 1, or the first business day thereafter, commencing October 1, 2007. Each offering commencement date will begin a three-month period during which payroll deductions will be made and held for the purchase of the common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to the lesser of (a) 10% of his or her compensation or (b) $6,250 to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price shall be determined by our board of directors and shall not be less than the lower of 85% of the closing price, as defined in the purchase plan, of our class A common stock on the first day of the offering period or on the last day of the offering period. The plan establishes a default price of 95% of the closing price of our class A common stock on the last day of the offering period, but the board of directors may establish a larger discount, subject to the limits in the previous sentence. If the board of directors did elect to provide a larger discount, we would likely incur accounting charges.

Upon a merger or other reorganization event, our board of directors or any committee to which the board of directors delegates authority, may, in its sole discretion, take any one or more of the following actions pursuant to our purchase plan, as to some or all outstanding options to purchase stock:

•	provide that all outstanding options shall be assumed or substituted by the successor corporation;

•	upon written notice to a participating employee, provide that the employee’s unexercised options will become exercisable to the extent of accumulated payroll deductions as of a date at least ten days before the consummation of such transaction, and will terminate as of the effective date of such transaction unless exercised by the employee;

•	upon written notice to a participating employee, provide that the employee’s unexercised options will be cancelled prior to the consummation of such transaction and that all accumulated payroll deductions will be returned to the employee;

•	in the event of a merger pursuant to which holders of our class A common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participating employees equal to the difference between the merger price times the number of shares of our class A common stock subject to such outstanding options (to the extent then exercisable at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options; and

•	provide that, in connection with a liquidation or dissolution, options convert into the right to receive liquidation proceeds.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2004, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities and their affiliates.

Stock Issuances and Transfers

From March 31, 2006 through April 12, 2006, we issued and sold 282,207 shares of our class A common stock at a price per share of $85.00 for an aggregate purchase price of $24.0 million. The following table sets forth the number of shares of our class A common stock sold to our 5% stockholders and their affiliates in these transactions.

	Number of Shares
	of Class A	Aggregate
Name	Common Stock	Purchase Price

Tokio Marine and
Nichido Fire Insurance Co., Ltd.	100,000	$8,500,000
Mizuho Capital Co., Ltd.	35,295	3,000,075

On March 31, 2006, R-Tech Ueno, Ltd., or R-Tech, one of our principal stockholders and a company a majority of the stock of which is owned, directly and indirectly, by our founders Drs. Ueno and Kuno, sold a total of 134,100 shares of our class A common stock to three investors at a price per share of $85.00 for an aggregate purchase price of $11,398,500. Included in these sales were 70,588 shares of our class A common stock sold to Ridgeway Capital Partners Limited for an aggregate purchase price of $5,999,980.

Mr. Hidetoshi Mine, one of our directors, is the President and Chief Executive Officer of Ridgeway Capital Partners Limited.

Tokio Marine and Nichido Fire Insurance Co., Ltd. did not have a relationship with our company prior to its purchase of shares on March 31, 2006.

In connection with the issuance and transfer of the above described shares, we granted registration rights to the investors, made representations and warranties to them and waived rights of first refusal we had with respect to the shares transferred by R-Tech. For a more detailed description of the registration rights we have granted, see “Description of Capital Stock — Registration Rights”.

Sucampo Group Reorganization

Until recently, we have conducted our operations as one of three affiliated operating companies, each focused on developing and commercializing prostones licensed from Sucampo AG in separate territories. Our company had rights to develop and commercialize Sucampo AG’s technology in North, Central and South America, while two other companies under common control with our company, Sucampo Pharma Europe Ltd., or Sucampo Europe, and Sucampo Pharma, Ltd., or Sucampo Japan, had rights to develop and commercialize this technology in Europe, Asia and the rest of the world. In anticipation of this offering, our board of directors approved a series of transactions intended to create a company with worldwide rights to develop and commercialize these prostone compounds. These transactions were proposed by our management, in consultation with the underwriters for this offering and other advisors.

On September 28, 2006, we acquired all of the capital stock of Sucampo Europe and Sucampo Japan. Prior to this acquisition, each of Sucampo Europe and Sucampo Japan was wholly owned, indirectly, by Drs. Ueno and Kuno. In this acquisition, we issued 211,765 shares of our class A common stock to S&R Technology Holdings, LLC, an entity wholly owned by Drs. Ueno and Kuno and the sole stockholder of Sucampo Europe and Sucampo Japan, in exchange for the shares of these two companies. Following the acquisition, these two companies are now wholly owned subsidiaries of our company.

On June 30, 2006, we entered into an amended and restated license agreement with Sucampo AG to provide that our company, together with its new wholly owned subsidiaries, will have exclusive worldwide license rights to commercialize and develop AMITIZA, SPI-8811 and SPI-017 and all other prostone compounds covered by patents and patent applications held by Sucampo AG. This amended and restated license agreement is described more fully below under the caption “License Agreements with Sucampo AG — Restated Sucampo AG License” and under “Business — License from Sucampo AG”. Sucampo AG is wholly owned by Drs. Ueno and Kuno.

Following the completion of this offering, we also anticipate that the personnel of Sucampo AG who currently perform research in the field of prostones will be transferred to Sucampo Japan, our wholly owned Asian subsidiary.

License Agreements with Sucampo AG

We have entered into several transactions with Sucampo AG. Sucampo AG is wholly owned by Drs. Ueno and Kuno.

SPI-8811 License

In November 2000, we entered into a license agreement with Sucampo AG which granted to us a royalty-bearing, exclusive license, with the right to sublicense, to develop and commercialize various prostone compounds, including SPI-8811, and accompanying know-how in North and South America. In consideration of the license, we were required to make an up-front payment of $250,000 to Sucampo AG in respect of SPI-8811 and a specified milestone payment upon the first NDA submission for this compound. Similar up-front and milestone payments were required for other compounds included in the license. In addition, we were required to pay Sucampo AG, on a country-by-country basis, a royalty of 6.5% of net sales for compounds covered by unexpired patents, or 3% of net sales for compounds not covered by unexpired patents. This royalty obligation was to continue until all patents covering compounds included in the license had expired or until ten years from the first commercial sale of a licensed product within the relevant country, whichever was later. Under the terms of the agreement, Sucampo AG was granted the right to utilize any know-how relating to licensed compounds developed by us during the term of the agreement. In addition, upon termination of the agreement for any reason, Sucampo AG was granted the right to purchase any regulatory approvals obtained by us for a licensed compound at fair market value.

Sucampo AG License

In February 2004, together with Sucampo Europe and Sucampo Japan, we entered into a license agreement with Sucampo AG. The agreement granted to each company, within its respective territory, a royalty-bearing, exclusive license, with the right to sub-license, to develop and commercialize Sucampo AG’s patent portfolio and accompanying know-how as it existed on September 1, 2003. Pursuant to this agreement, we were granted the right to develop and commercialize Sucampo AG’s technology in North, Central and South America, including the Caribbean, while Sucampo Europe and Sucampo Japan were granted rights to develop and commercialize this technology in Asia, Europe and the rest of the world. Under the agreement, each company was obligated to assign to Sucampo AG any improvement patents that it developed from the licensed technology, which Sucampo AG would in turn license back to all three companies. The agreement also granted to each company an exclusive option to license all other future patents developed or acquired by Sucampo AG. In consideration of the license, each company was required to make specified milestone payments to Sucampo AG and pay Sucampo AG, on a country-by-country basis, a royalty of 6.5% of net sales. The agreement also provided for the sharing of certain regulatory information related to licensed technology between the three licensees and the payment of specified royalties in connection with shared information.

In January 2006, we paid Sucampo AG $250,000 upon receipt of marketing approval from the FDA for AMITIZA for the treatment of chronic idiopathic constipation in adults.

AMITIZA License

In October 2004, we entered into a license agreement with Sucampo AG which granted to us a royalty-bearing, exclusive license, with the right to sublicense, to develop and commercialize AMITIZA and accompanying know-how in North, Central and South America, including the Caribbean. Under the agreement, we were obligated to assign to Sucampo AG any improvement patents that we developed from AMITIZA, which Sucampo AG would in turn license back to us. In consideration of the license, we were required to make milestone payments to Sucampo AG upon obtaining marketing approval in the United States for each new indication for AMITIZA and were required to pay Sucampo AG 5% of any up-front or milestone payments that we in turn received from our sublicensees. We also were required to pay Sucampo AG, on a country-by-country basis, a royalty of 3.2% of net sales.

In October 2004, we sublicensed AMITIZA and accompanying know-how to Takeda Pharmaceutical Company Limited, or Takeda, for marketing in the United States and Canada for the treatment of gastrointestinal indications, and received $20.0 million in up-front payments. At that time, we paid Sucampo AG $1.0 million, reflecting their 5% share of the up-front payment. Since October 2004, we also have paid Sucampo AG an aggregate of $2.8 million, reflecting their 5% share of the aggregate of $50.0 million of development milestones that we have received from Takeda through December 31, 2006 and the $250,000 that we received from Takeda upon marketing approval for AMITIZA by the FDA for the treatment of chronic idiopathic constipation in adults.

SPI-017 License

In April 2005, we entered into a letter of intent with Sucampo AG to license SPI-017 for development and commercialization in North, Central and South America, including the Caribbean. Upon signing the letter of intent, we paid Sucampo AG a $400,000 non-refundable up-front payment.

In February 2006, we entered into a definitive license agreement with Sucampo AG with respect to SPI-017. Under this agreement, Sucampo AG granted to us a royalty-bearing, exclusive license, with the right to sublicense, to develop and commercialize SPI-017 and accompanying know-how in North, Central and South America, including the Caribbean. Sucampo AG also granted to us an exclusive option until February 2008 to license SPI-017 for development and commercialization outside of this territory. Pursuant to the agreement, we were obligated to assign to Sucampo AG any improvement patents that we developed from this compound, which Sucampo AG would in turn license back to us. In consideration of the license, we made an up-front payment of $1.1 million to Sucampo AG. In addition, under the terms of the agreement, we were required to make specified milestone payments to Sucampo AG, or, in the event that we sublicensed any of our rights under the agreement to a third party, to pay Sucampo AG 5% of any up-front or milestone payments that we in turn received from our sublicensees. We also were required to pay Sucampo AG, on a country-by-country basis, a royalty of 6.5% of net sales.

Restated Sucampo AG License

We, together with Sucampo Europe and Sucampo Japan, have entered into a restated license agreement with Sucampo AG. This agreement supersedes all previous license and data sharing arrangements between the parties and functions as a master license agreement with respect to Sucampo AG’s prostone technology. Under the agreement, Sucampo AG has granted to us and our wholly owned subsidiaries a royalty-bearing, exclusive, worldwide license, with the right to sublicense, to develop and commercialize AMITIZA, SPI-8811 and SPI-017 and all other prostone compounds covered by patents and patent applications held by Sucampo AG. For additional information regarding our restated license agreement with Sucampo AG, see “Business — License from Sucampo AG”.

Manufacturing Agreement with R-Tech Ueno, Ltd.

In June 2004, pursuant to a term sheet executed in March 2003, we entered into a 20-year exclusive supply arrangement with R-Tech. Drs. Kuno and Ueno directly and indirectly own a majority of the capital stock of R-Tech. Under this arrangement we granted to R-Tech the exclusive right to manufacture and supply AMITIZA and RUG-015, a prostone compound that we are no longer developing, to meet our commercial and clinical requirements in North, Central and South America, including the Caribbean. In consideration of these exclusive rights, R-Tech has paid to us an aggregate of $6.0 million in milestone payments as of December 31, 2006. In March 2005, we determined to discontinue any further research and development related to RUG-015 and, with the agreement of R-Tech, terminated the exclusive supply arrangement with respect to this compound.

In June 2005, Sucampo Europe entered into an exclusive supply agreement with R-Tech on terms substantially similar to those described above to manufacture and supply AMITIZA to meet Sucampo Europe’s commercial and clinical requirements in Europe, the Middle East and Africa. In consideration of these exclusive rights, R-Tech paid to Sucampo Europe a $2.0 million up-front payment in March 2005 in anticipation of execution of the agreement.

We, Sucampo Europe and Sucampo Japan have each entered into new or restated supply agreements with R-Tech. These agreements grant to R-Tech the exclusive right to manufacture and supply each company’s commercial and clinical requirements for AMITIZA and clinical requirements for SPI-8811 and SPI-017. For additional information regarding our supply agreements with R-Tech, see “Business — Manufacturing”.

Loans from Related Parties

In October 2000, we entered into a note agreement with R-Tech pursuant to which we borrowed $1.3 million. The rate of interest charged on the note was two percentage points per annum on the outstanding principal balance. Principal and interest were due in eight semi-annual installments of $158,275 each, commencing on April 1, 2001. We repaid the note in full on December 31, 2004.

In August 2003, Sucampo Japan entered into a note agreement with Sucampo AG pursuant to which Sucampo Japan borrowed $2.5 million. The rate of interest on the note originally was 1% in excess of the six-month Tokyo Interbank Offered Rate (TIBOR) per annum on the outstanding principal balance. Principal and interest were due within six months from the date of the agreement; however, the maturity date on the note was to be extended automatically for an additional six-month period, up to two years. In August 2005, Sucampo Japan executed an addendum to the note agreement that extended the term of the note until July 31, 2007. The rate of interest charged on the note also was amended to be equal to the minimum rate of interest permitted by the Swiss Federal Tax Administration per annum on the outstanding principal balance. We paid a total of $2,651,951 in principal and interest upon repayment of the note in full in June 2006.

In February and March 2004, S&R Technology Holdings, LLC entered into two separate subscription agreements to purchase three-year convertible bonds issued by Sucampo Japan with an aggregate face value of $1.0 million. S&R Technology Holdings, LLC is wholly owned by Drs. Ueno and Kuno. Interest on the bonds was payable by Sucampo Japan every six months at a rate of 0.5% per annum, the market rate of interest in Japan. The bonds were convertible into common stock of Sucampo Japan at a specified conversion price per bond. Sucampo Japan repaid the bonds in full by December 2005 and all conversion rights were cancelled.

In May 2004, Sucampo Europe entered into a three-year loan facility agreement with S&R Technology Holdings, LLC pursuant to which Sucampo Europe borrowed $603,919 in May 2004 and $613,925 in July 2004. The rate of interest on the facility was Euro LIBOR plus 0.5% per annum. Principal and interest were repayable at any time during the three-year term of the facility, and the note was repaid in full in December 2005.

In July 2004, Sucampo Europe entered into a note agreement with Sucampo AG pursuant to which Sucampo Europe borrowed $843,414. The rate of interest on the note was equal to the minimum rate of interest permitted by the Swiss Federal Tax Administration per annum on the outstanding principal balance. Principal and interest were due within six months from the date of the agreement; however, the maturity date on the note was to be extended automatically for an additional six-month period, up to two years. We paid a total of $969,198 in principal and interest upon repayment of the note in full in June 2006.

In February 2006, Sucampo Europe entered into a note agreement with Sucampo AG pursuant to which Sucampo Europe borrowed $1.2 million. The rate of interest on the note was equal to the minimum rate of interest permitted by the Swiss Federal Tax Administration per annum on the outstanding principal balance. Principal and interest were due within six months from the date of the agreement; however, the maturity date on the note was to be extended automatically for an additional six-month period, up to two years. We paid a total of $1,220,225 in principal and interest upon repayment of the note in full in June 2006.

Data Purchase Agreements

In March 2003, we entered into a data purchase agreement with Sucampo Japan whereby we exchanged data related to our Phase II clinical trials of AMITIZA for the treatment of irritable bowel syndrome with constipation for all non-clinical data owned by Sucampo Japan relating to AMITIZA and SPI-8811. In consideration for this exchange, we agreed to pay Sucampo Japan an aggregate of $2.3 million in installment payments. Sucampo Japan in turn agreed to pay us the greater of $1.0 million or 20% of the cost of conducting Phase II trials of AMITIZA for the treatment of irritable bowel syndrome with constipation on the earlier to occur of March 31, 2003 or commencement of the clinical trials. In addition, Sucampo Japan agreed to pay us 1.0% of future net sales of AMITIZA in Asia for the treatment of irritable bowel syndrome with constipation. During the first quarter of 2006, we paid Sucampo Japan the final installment of the $2.3 million purchase price for its data. In 2003, Sucampo Japan paid us $1.0 million for our data. AMITIZA has not been commercialized in Asia, and no royalties have been paid to us in respect of the product’s sale in this territory.

In April 2003, we entered into a data purchase agreement with Sucampo Japan whereby we purchased all clinical and non-clinical data owned by Sucampo Japan relating to RUG-015. In consideration for this data, we agreed to pay Sucampo Japan an aggregate of $1.0 million in installment payments. In addition, we and Sucampo Japan agreed to share the costs of, and any data resulting from, the development of RUG-15 in the United States and entered into a joint development agreement in July 2003 to further clarify our rights and responsibilities in this regard. In January 2004, we paid Sucampo Japan the final installment of the $1.0 million purchase price for the company’s data. In March 2005, we determined to discontinue any further research and development related to RUG-015 and received no further cost reimbursements from Sucampo Japan in respect of this compound.

Research and Consulting Agreements

In September 2002, we entered into a consulting agreement with R-Tech whereby R-Tech agreed to provide us with business advisory services for a specified quarterly fee. We paid an aggregate of $480,000 in consulting fees to R-Tech under this agreement. The agreement was terminated in March 2004.

In April 2003, we entered into a research agreement with R-Tech whereby R-Tech agreed to perform a toxicology study of SPI-8811 for us at quoted rates. The study was completed in March 2005, and we paid an aggregate of $235,000 in fees to R-Tech under this agreement.

In September 2003, we entered into a research agreement with Sucampo AG whereby we agreed to perform pharmaceutical research services for Sucampo AG for a specified monthly fee. Under the terms of the agreement, all research and inventions conceived by Dr. Ueno during the term of the agreement were to be owned by Sucampo AG. We received an aggregate of $324,000 in fees from Sucampo AG under this agreement in 2004. The agreement was terminated in August 2004.

In April 2005, we entered into a consulting agreement with Sucampo AG whereby Sucampo AG agreed to provide us with intellectual property advisory services for a specified monthly fee. As of December 31, 2006, we had paid an aggregate of $75,000 in consulting fees to Sucampo AG under this agreement.

Agency Agreements with Sucampo Europe and Sucampo Japan

In October 2004, we entered into an agency agreement with Sucampo Europe to negotiate on Sucampo Europe’s behalf with Takeda for rights to jointly develop and commercialize AMITIZA for gastrointestinal indications in Europe, the Middle East and Africa. In consideration for our services, Sucampo Europe agreed to pay us 3.5% of the $3.0 million option fee paid by Takeda to Sucampo Europe in respect of these negotiation rights. In the event that a collaboration and license agreement was entered into by Takeda and Sucampo Europe, without any repayment of the option fee, Sucampo Europe agreed to pay us an additional 3.5% agency fee. In December 2004, we received $105,000 from Sucampo Europe as an initial agency fee. In January 2006, the option between Takeda and Sucampo AG expired without agreement, and we received no further agency fees under this agreement.

In October 2004, we entered into an agency agreement with Sucampo Japan to negotiate on Sucampo Japan’s behalf with Takeda for rights to jointly develop and commercialize AMITIZA for gastrointestinal indications in Asia. In consideration for our services, Sucampo Japan agreed to pay us 3.5% of the $2.0 million option fee paid by Takeda to Sucampo Japan in respect of these negotiation rights. In the event that a collaboration and license agreement was entered into by Takeda and Sucampo Japan, without any repayment of the option fee, Sucampo Japan agreed to pay us an additional 3.5% agency fee. In December 2004, we received $70,000 from Sucampo Japan as an initial agency fee. In October 2005, the option between Takeda and Sucampo AG expired without agreement, and we received no further agency fees under this agreement.

RESCULA Patent Disposal

In October 2000, we purchased U.S. patents relating to RESCULA from R-Tech for a purchase price of $954,865. As a result of declining royalty revenues associated with these patents, we determined that we would be unable to recover the costs of these patents from expected future cash flows and, in August 2004, assigned our rights in the RESCULA patents to Sucampo AG for a purchase price of $497,000. We recognized $36,409 in royalty revenues from the RESCULA patents in the year ended December 31, 2003 and no royalties from these patents in the year ended December 31, 2004.

Director Compensation

See “Executive Compensation — Director Compensation” for a discussion of compensation paid to our non-employee directors.

Executive Compensation and Employment Agreements

See “Executive Compensation” for additional information on compensation of our executive officers. Information regarding employment agreements with our executive officers is set forth under “Executive Compensation — Employment Agreements”.

Review and Approval of Transactions with Related Parties

Since April 2004, the charter of our audit committee has required that all related-party transactions involving our company be approved by the committee. This policy did not define related-party transactions and the committee has not adopted formal procedures or standards for this approval. Prior to April 2004, we did not have a policy relating to the approval of transactions between our company and related parties.

We have adopted a revised audit committee charter, which will be in effect after the closing of this offering. That charter will also require that the committee review and approve all related-party transactions, which it defines as any transaction that must be reported under applicable rules of the SEC. We currently expect to adopt more formal procedures for review and approval of these transactions after the closing of this offering.

All of the transactions between our company and related parties described above that were required to have been approved by our audit committee were so approved, except the following:

•	Our grant of registration rights, our making of representations and warranties and our waiver of rights of first refusal, all in connection with the sale by R-Tech of shares of our class A common stock to other investors on March 31, 2006, and the agency agreements we entered into with Sucampo Europe and Sucampo Japan in October 2004 were approved unanimously by our board of directors, but were not separately approved by our audit committee;

•	Our acquisition of the capital stock of Sucampo Europe and Sucampo Japan on September 28, 2006 was not approved by our audit committee, but was approved by a special committee of our board of directors comprising the same membership as our audit committee at the time;

•	The license agreement we entered into with Sucampo AG in October 2004 in respect of the development and commercialization of AMITIZA in North, Central and South America, including the

Caribbean, the termination of our research agreement with Sucampo AG in August 2004, and the consulting agreement we entered into with Sucampo AG in April 2005 were not approved by our audit committee; and

•	The letter of intent we entered into with Sucampo AG in April 2005 in respect of the development and commercialization of SPI-017 in North, Central and South America, including the Caribbean, was not approved by our audit committee, although the definitive agreement we entered into in February 2006 was approved.